MAY 2, 2006

Mestek, Inc.

Presentation to Special Committee Regarding Fairness Analysis



Houlihan Lokey Howard & Zukin Financial Advisors
Investment Bankers
245 Park Avenue, 20th Floor
New York, New York 10167
212-497-4100
www.hlhz.com

New York   Los Angeles   Chicago   San Francisco   Washington D.C.   Minneapolis   Dallas   Atlanta   London


Table of Contents

Executive Summary





Executive Summary

SCOPE OF ENGAGEMENT

PROPOSED TRANSACTION

❖ On January 19, 2005 (the "Announcement Date"), Mestek, Inc. ("Mestek" or the "Company") announced that John E. Reed, the Chairman and Chief Executive Officer of the Company had proposed to a special committee of independent directors (the "Special Committee") that (i) the Company's 86% equity interest in Omega Flex, Inc. ("Omega Flex"), be spun-off pro rata, to all of the Company's public shareholders (the "Spin-Off") and (ii) following the spin-off, the Company enter into a "going-private" transaction via a reverse-stock split (the "Reverse Split") of 1 share for each 2,000 issued and outstanding shares of Company common stock ("Existing Common Stock").

❖ The Reverse Split is intended to reduce the number of stockholders of record to less than 300, thereby allowing the Company to terminate its registration under the Securities Act of 1934 (the "Exchange Act").

❖ On July 29, 2005, the Company completed the Spin-Off.

❖ In August 2005, Mr. Reed proposed that holders of less than one share of Existing Common Stock following the Reverse Split (the "Exiting Shareholders") would receive $13.00 in cash in lieu of receiving fractional shares of Existing Common Stock. The Special Committee rejected the August 2005 offer.

❖ In March 2006, following negotiations between Mr. Reed and the Special Committee, Mr. Reed proposed to increase the consideration to be paid in lieu of fractional shares to $15.24 in cash (the "Consideration").

❖ John E. Reed and his son, Stewart B. Reed, and trusts affiliated with them (collectively, the "Affiliated Shareholders"), beneficially own, in the aggregate, approximately 64% of the issued and outstanding shares of Existing Common Stock and will beneficially own, in the aggregate, approximately 69% of the issued and outstanding common stock of the Company after the Reverse Split (the "New Common Stock").

❖ The Reverse Split, as described above, is referred to herein as the "Transaction."

❖ Based on per share consideration of $15.24, the Transaction would approximate $9.6 million.[1]

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[1] *Assumes 632,125 fractional shares post 2000:1 split multiplied by $15.24.*

Executive Summary

SCOPE OF ENGAGEMENT (CONTINUED)

CONTENTS OF THE OPINION

❖ The Special Committee has considered certain matters relating to the Transaction and has requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") render to it, or, at the Committee's election, to the entire Board of Directors of the Company, a written opinion ("Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by the Exiting Shareholders in the Transaction, to shareholders of the Company (other than the Affiliated Shareholders), including both Exiting Shareholders and those shareholders who will not receive the Consideration in the Transaction.

❖ The Opinion will not address:

- the underlying business decision to proceed with or effect the Transaction;

- the fairness of any portion or aspect of the Transaction not expressly addressed in the Opinion;

- the tax or legal consequences of the Transaction to either the Company, its security holders, or any other party;

- whether any security holder should vote in favor of the Transaction;

- the solvency or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters; or

- the fairness of any aspect of the Transaction (other than the Consideration to be received by Exiting Shareholders) to any one group of the Company's security holders vis-à-vis any other group of the Company's security holders.



Executive Summary

SUMMARY OF DUE DILIGENCE

In connection with the Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things we have:

❖ reviewed the Company's annual report to shareholders on Form 10-K for the fiscal years ended December 31, 2005, 2004 and 2003;

❖ reviewed the Company's internal budget for the fiscal years ended December 31, 2006 and 2007 and the estimates of sales, gross profit and operating profit for the fiscal years ended December 31, 2008 and 2009 (the "Projections");

❖ reviewed Omega Flex's Information Statement on Form 10 dated April 29, 2005 (regarding the Spin-Off), as filed with the Securities and Exchange Commission on such date;

❖ met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

❖ visited certain facilities and business offices of the Company;

❖ reviewed the Company's ownership profile, before and pro forma for the Reverse Split;

❖ reviewed the historical market prices and trading volume for the Existing Common Stock, before and after the Spin-Off;



Executive Summary

SUMMARY OF DUE DILIGENCE (CONTINUED)

❖ met with the CEO of The Pink Sheets to discuss market liquidity and trading performance of companies that have deregistered and now trade in that market;

❖ reviewed drafts of proposed amendments to the Articles of Incorporation and by-laws of the Company;

❖ reviewed the draft proxy statement with respect to the Reverse Split;

❖ reviewed other publicly available financial data for the Company and certain companies that we deemed comparable to the Company;

❖ reviewed other publicly available financial data for reverse split transactions; and

❖ conducted such other studies, analyses and inquiries as we have deemed appropriate.



Executive Summary

LIMITING CONDITIONS

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information (including, without limitation, the financial forecasts and Projections) furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information.

In addition, we have relied upon and assumed, without independent verification, that the financial forecasts and Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or facts that would make the information reviewed by us incomplete or misleading. We have also assumed that the Company is not party to any material pending transaction, including, without limitation, any external financing, recapitalization, acquisition or merger, divestiture or spin-off (other than the Transaction).

Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters.



Executive Summary

LIMITING CONDITIONS (CONTINUED)

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion with respect to, the value or trading characteristics of the New Common Stock subsequent to the consummation of the Transaction. We have assumed that after the Transaction, the New Common Stock will be listed in The Pink Sheets.

This Opinion is furnished for the use and benefit of the Special Committee and the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should vote with respect to the Transaction.

In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company and any other party that may be involved in the Transaction.

No opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.



Executive Summary

TRANSACTION OVERVIEW

KEY TERMS

❖ Reverse Stock Split – Each holder of 2,000 shares of Existing Common Stock will automatically become the holder of one post-reverse split share of New Common Stock.

❖ The New Common Stock will be traded in The Pink Sheets.

❖ Fractional Shares – No new certificates representing fractional shares of New Common Stock will be issued. Such fractional shares will be redeemed for the Consideration of $15.24 in cash.

❖ Holders of fewer than 2,000 shares of Existing Common Stock will no longer have any voting or ownership rights in the Company after the Transaction is effectuated.

❖ Shareholder Vote – Majority of the minority shares (i.e., shares not owned by the Affiliated Shareholders) present and voting.

❖ Post-Transaction Protections – The Company will continue to have a majority of independent directors and will publish audited annual and quarterly financial statements.

❖ Liquidity Protections – Subject to negotiation and the covenants contained in the Company's credit agreement, over the next five years the Company will conduct an annual Dutch Auction tender offer for up to $2.5 million of New Common Stock.

❖ Claw-Back – For a period of one year after the Transaction, in the event the Company sells any subsidiary, division or material asset, the proceeds in excess of amounts previously distributed will be distributed to holders of Existing Common Stock pro rata to their pre-Transaction ownership (the "Claw-Back").


Executive Summary

OBSERVATIONS

❖ The Transaction and the Spin-Off were announced fourteen months ago. From the Announcement Date until the completion of the Spin-Off, the Existing Common Stock traded between $19.13 and $26.60 (which approximates a range of $10.19 to $14.17[1] for the Existing Common Stock adjusted for the Spin-Off).

❖ The Existing Common Stock has traded for 175 days since the completion of the Spin Off within a range of $11.39 to $14.04.

❖ For the 20 trading days prior to February 24, 2006, the average price per share for the Existing Common Stock was $13.25.



CLOSING PRICE 10-DAY/30-DAY/60-DAY AVERAGE

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[1] *Adjusted for Spin-Off of Omega Flex, per Factset.*

Executive Summary

OBSERVATIONS (CONTINUED)

❖ The proposed offer price of $15.24 represents a 16.8%, 19.4% and 21.1% premium to the 60-day average, 30-day average and spot stock price, respectively. These premiums are within the range of premiums observed in recent reverse stock split "going-private" transactions.



Reverse Split Premium Analysis

Footnote:
(1) Low does not include negative premiums.



Executive Summary

OBSERVATIONS (CONTINUED)

❖ An affirmative vote by a majority of the shares present and voting and not owned by the Affiliated Shareholders will be required to approve the transaction. The Affiliated Shareholders own 64% of the shares and will vote in favor of the Transaction.

❖ The Transaction will have certain protective measures, such as:

◆ The Company will continue to have a majority of independent directors and will publish audited annual and quarterly financial statements.

◆ Subject to negotiation and the covenants contained in the Company's credit agreement, over the next five years, the Company will conduct an annual Dutch Auction tender offer for up to $2.5 million of New Common Stock.

◆ For a period of one year after the Transaction, in the event the Company sells any subsidiary, division or material asset, the proceeds in excess of amounts previously distributed will be distributed to holders of Existing Common Stock pro rata to their pre-Transaction ownership pursuant to the Clawback.

CONCLUSIONS

❖ The Consideration to be received by the Exiting Shareholders in the Transaction, is fair, from a financial point of view, to shareholders of the Company (other than the Affiliated Shareholders), including both Exiting Shareholders and those shareholders who will not receive the Consideration in the Transaction.

Trading Analysis





Trading Analysis

MESTEK'S HISTORICAL ENTERPRISE VALUE[1]



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[1] *Trading data obtained from Factset*


Trading Analysis

MESTEK'S HISTORICAL PRICE[1]



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[1] *Trading data obtained from Factset*



Trading Analysis

TRADING VALUATION

Trading Valuation

Mestek, Inc.

Trading Valuation

(Amounts in thousands, except per share value)

	Spot	5-Day Average	30-Day Average	60-Day Average	90-Day Average	1 Year Average
Price	$12.58	$12.43	$12.76	$13.04	$12.90	$12.82
Total Number of Shares	8,732	8,732	8,732	8,732	8,732	8,732
Total Value of Equity	$109,850	$108,523	$111,461	$113,900	$112,685	$111,944
Add: Debt	33,489	33,489	33,489	33,489	33,489	33,489
Add: Nonoperating Liabilities	20,907	20,907	20,907	20,907	20,907	20,907
Add: Minority Interest	811	811	811	811	811	811
Less: Nonoperating Assets	3,163	3,163	3,163	3,163	3,163	3,163
Less: Cash	2,199	2,199	2,199	2,199	2,199	2,199
Enterprise Value From Operations	**$159,695**	**$158,367**	**$161,306**	**$163,744**	**$162,529**	**$161,789**
Average Volume	10,300	5,243	6,768	4,527	4,098	5,364

Low	$158,000
High	**$164,000**

LTM Financials as of December 31, 2005

Revenue	$376,851
Adjusted EBITDA	$19,943
Adjusted EBIT	$13,659

Implied EV Multiples

	Spot	5-Day Average	30-Day Average	60-Day Average	90-Day Average	1 Year Average
Revenue	0.42 x	0.42 x	0.43 x	0.43 x	0.43 x	0.43 x
Adjusted EBITDA	8.0 x	7.9 x	8.1 x	8.2 x	8.1 x	8.1 x
Adjusted EBIT	11.7 x	11.6 x	11.8 x	12.0 x	11.9 x	11.8 x

Range

	Low	High
Revenue	0.42 x	0.43 x
Adjusted EBITDA	7.9 x	8.2 x
Adjusted EBIT	11.6 x	12.0 x

Note: Spot price as of March 31, 2006.

Trading Analysis

REVERSE SPLIT PREMIUM ANALYSIS



Footnote:
(1) Low does not include negative premiums.

Valuation Overview





Valuation Overview

METHODOLOGIES EMPLOYED

Houlihan Lokey's analysis included (i) a review of the post Spin-Off trading prices and volume for the Company's publicly traded securities as well as (ii) an independent analysis of the fair market value of the Company using three widely accepted methodologies. The methodologies employed were:

1. Market Multiple Methodology

2. Comparable Transaction Methodology

3. Discounted Cash Flow Methodology

MARKET MULTIPLE METHODOLOGY

The first approach, the Market Multiple methodology, involved the multiplication of various earnings and cash flow measures by appropriate risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies and industry transactions, selected on the basis of operational and economic similarity with the principal business operations of the Company. Earnings and cash flow multiples were calculated for the comparative companies based upon daily trading prices. A comparative risk analysis between the Company's segments and the public companies formed the basis for the selection of appropriate risk adjusted multiples for the Company. The risk analysis incorporates both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the Company's segments and the other comparative companies are engaged.

COMPARABLE TRANSACTION METHODOLOGY

The comparable transaction methodology, also involved multiples of earnings and cash flow. Multiples used in this approach were determined through an analysis of transactions involving controlling interests in companies with operations similar to the Company's principal business operations.



Valuation Overview

METHODOLOGIES EMPLOYED (CONTINUED)

DISCOUNTED CASH FLOW METHODOLOGY

In the Discounted Cash Flow methodology, pro forma (post Spin-Off) projections prepared by the management of the Company were utilized. The cash flows projected were analyzed on a "debt-free" basis (before cash payments to equity and interest bearing debt investors) in order to develop a value indication for the Company. A provision, based on these projections, for the value of the Company at the end of the forecast period, or terminal value, was also made. The present value of the cash flows and the terminal value were determined using a risk-adjusted rate of return or "discount rate." The discount rate, in turn, was developed through an analysis of rates of return on alternative investment opportunities on investments in companies with similar risk characteristics to the Company's operating segments.



Valuation Overview

SUMMARY VALUATION CONCLUSION FOR MESTEK

Valuation Summary – Mestek

Mestek Valuation

	Low		High
HVAC Segment Enterprise Value	$140,000	--	$160,000
Formtek Segment Enterprise Value	$27,150	--	$31,500
Total Enterprise Value from Operations	**$167,150**	--	**$191,500**
Add: Cash as of 12/31/05	$2,199	--	$2,199
Add: Non-Operating Asset [1]	$1,589	--	$1,589
Add: NOL Value	$1,574	--	$1,574
Less: Nonoperating Liabilities as of 12/31/05 [2]	$20,907	--	$20,907
Total Enterprise Value	**$151,605**	--	**$175,955**
Less: Total Debt as of 12/31/05 [3]	$33,489	--	$33,489
Less: Minority Interest as of 12/31/05 [4]	$811	--	$811
Total Equity Value	**$117,305**	--	**$141,655**
Number of Shares Outstanding		8,732.125	
Price Per Share	**$13.43**	--	**$16.22**
Offer Price		$15.24	

Trading Value:	60-day Average	30-Day Average	Spot
Current Trading Market Value of Equity	$113,900	$111,461	$109,850
Price Per Share	$13.04	$12.76	$12.58
Offer Price/Trading Price	116.8%	119.4%	121.1%

Implied HLHZ Valuation Multiples (EV/EBITDA)		Low		High
LTM		8.4 x	--	9.6 x
NFY		5.8 x	--	6.7 x
NFY + 1		5.2 x	--	5.9 x

Trading Multiples (EV/EBITDA)	60-day Average	30-day Average	Spot
LTM	8.2 x	8.1 x	8.0 x
NFY	5.7 x	5.6 x	5.6 x
NFY + 1	5.1 x	5.0 x	4.9 x

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[1] *Represents property held for sale relating to Engel building ($550,000) and Lisle Il. facility ($1,039,000).*

[2] *Nonoperating liabilities include $19.307 million in environmental reserves backed by a 40 year letter of credit and $1.6 million in pension obligations.*

[3] *Debt balance consists of $22.777 in Notes Payable and $10.713 in Long Term Debt.*

[4] *Relates to small portion of Boyertown Foundry Co that is not owned by Mestek.*

Valuation Overview

Valuation Analysis - HVAC Segment

Valuation Analysis - Formtek Segment

Reverse Split Considerations



Valuation Analysis - HVAC Segment

VALUATION SUMMARY – HVAC SEGMENT

Enterprise Value Summary – HVAC Segment

(figures in thousands, except per share values)

Enterprise Value Indication from Operations

Market Approach		Low		High
Market Multiple Methodology		$153,600	--	$165,900
Comparable Transaction Methodology		$154,900	--	$165,300
Income Approach				
Discounted Cash Flow Methodology		$130,300	--	$151,400
Enterprise Value from Operations		**$140,000**	**--**	**$160,000**

Implied HLHZ Valuation Multiples (EV/EBITDA)

LTM	6.8 x	--	7.7 x
NFY	5.8 x	--	6.6 x
NFY + 1	5.4 x	--	6.2 x



Valuation Analysis - HVAC Segment

REPRESENTATIVE LEVELS – HVAC SEGMENT

Representative Levels – HVAC Segment

(figures in thousands)

	Fiscal Year Ended December 31,							
	2002	**2003**	**2004**	**2005**	**2006E**	**2007E**	**2008E** [2]	**2009E** [2]
Reported Revenue	$272,622	$262,205	$260,595	$279,721	$288,535	$279,548	$282,498	$285,481
Revenue Growth %		*-3.8%*	*-0.6%*	*7.3%*	*3.2%*	*-3.1%*	*1.1%*	*1.1%*
Operating Profit Before Bonus Allocation	$16,009	$7,163	$6,025	$18,220	$21,105	$25,119	$24,202	$24,460
Margin %	*5.9%*	*2.7%*	*2.3%*	*6.5%*	*7.3%*	*9.0%*	*8.6%*	*8.6%*
Growth		*-55.3%*	*-15.9%*	*202.4%*	*15.8%*	*19.0%*	*-3.6%*	*1.1%*
Add: Depreciation and Amortization	$6,369	$6,003	$5,173	$4,675	$4,781	$4,595	$4,643	$4,692
EBITDA	$22,378	$13,166	$11,198	$22,895	$25,886	$29,714	$28,845	$29,152
Less: Allocated Bonuses				$3,757	$3,196	$4,395	$4,302	$4,295
Add: Adjustments (1)	$0	$5,239	$1,789	$1,521	$1,500	$500	$0	$0
Adjusted EBITDA	$22,378	$18,405	$12,987	$20,659	$24,190	$25,819	$24,543	$24,857
EBITDA Margin %	*8.2%*	*7.0%*	*5.0%*	*7.4%*	*8.4%*	*9.2%*	*8.7%*	*8.7%*
EBITDA Growth		*-17.8%*	*-29.4%*	*59.1%*	*17.1%*	*6.7%*	*-4.9%*	*1.3%*
Less: Depreciation and Amortization	$6,369	$6,003	$5,173	$4,675	$4,781	$4,595	$4,643	$4,692
Adjusted EBIT	$16,009	$12,402	$7,814	$15,984	$19,409	$21,224	$19,900	$20,164
EBIT Margin %	*5.9%*	*4.7%*	*3.0%*	*5.7%*	*6.7%*	*7.6%*	*7.0%*	*7.1%*

Footnotes:
(1) EBIT and EBITDA are adjusted for the following:

Plant Shutdown / Restructuring Costs		$5,239	$1,789	$1,143	$1,500	$500	$0	$0
Professional Fees Relating to Spin-Off and Going Private Transactions		$0	$0	$618	$0	$0	$0	$0
Reallocation of Overhead Previously Allocated to Omega				($240)				
Total Adjustments	**$0**	**$5,239**	**$1,789**	**$1,521**	**$1,500**	**$500**	**$0**	**$0**

(2) Projections for D&A and Bonus Allocation for 2008 and 2009 were not provided by Management. D&A was assumed to be the same % of revenue as in 2007 (1.6%).

Total Mestek bonus allocated was assumed to be the same % of total revenue as in 2007 (1.4%). Bonus was allocated between HVAC and Formtek proportional to its respective EBIT contribution.



Valuation Analysis - HVAC Segment

MARKET MULTIPLE APPROACH – HVAC SEGMENT

Market Multiple Approach – HVAC Segment

(figures in thousands)

	Representative Level	Selected Multiple Range			Indicated Enterprise Value Range		
2005							
EBITDA	$20,659	7.0 x	--	7.5 x	$144,611	--	$154,940
NFY							
EBITDA	$24,190	6.5 x	--	7.0 x	$157,234	--	$169,329
NFY + 1							
EBITDA	$25,819	6.0 x	--	6.5 x	$154,912	--	$167,821
Median					$154,912	--	$167,821
Mean					$152,252	--	$164,030
Selected Enterprise Value Range					**$153,600**	--	**$165,900**

Valuation Analysis - HVAC Segment

VALUATION MULTIPLES – HVAC SEGMENT

EV / EBITDA					
(figures in thousands)			EV / EBITDA		
	EV	**FYE**	**LTM**	**NFY**	**NFY + 1**
Aaon Inc	$302,509	11.5x	11.5x	8.7x	*NA*
Lennox International Inc	2,175,160	7.4x	7.4x	7.7x	*NA*
American Standard	10,329,907	8.5x	8.5x	8.2x	7.8x
United Technologies	66,986,011	10.4x	10.4x	9.6x	8.9x
Low		7.4x	7.4x	7.7x	7.8x
High		10.4x	11.5x	9.6x	8.9x
Median		8.5x	9.5x	8.5x	8.4x
Mean		8.8x	9.5x	8.6x	8.4x
Implied Multiples - HVAC Segment (1)		7.7x	7.7x	6.6x	6.2x

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[1] *Based on HLHZ concluded enterprise value using Market Multiple Methodology.*

Valuation Analysis - HVAC Segment

VALUATION MULTIPLES – HVAC SEGMENT (CONTINUED)

EV / Revenue					
(figures in thousands)		EV / Revenue			
	__EV__	__FYE__	__LTM__	__NFY__	__NFY + 1__
Aaon Inc	$302,509	1.76x	1.63x	1.37x	*NA*
Lennox International Inc	2,175,160	0.65x	0.65x	0.63x	*NA*
American Standard	10,329,907	1.01x	1.01x	0.95x	0.91x
United Technologies	66,986,011	1.57x	1.57x	1.46x	1.39x
Low		0.65x	0.65x	0.63x	0.91x
High		1.76x	1.63x	1.46x	1.39x
Median		1.29x	1.29x	1.16x	1.15x
Mean		1.25x	1.21x	1.10x	1.15x
Implied Multiples - HVAC Segment (1)		0.57x	0.57x	0.55x	0.57x

[1] Based on HLHZ concluded enterprise value using Market Multiple Methodology.



Valuation Analysis - HVAC Segment

RISK RANKINGS – HVAC SEGMENT

Risk Rankings – HVAC Segment

Size (Revenue, thousands)		**Size** (Enterprise Value, thousands)		**Historical Growth** (2-Year Revenue)		**Historical Growth** (1-Year Revenue - 2004-2005)		**Projected Growth** (1-Year Revenue)	
United Technologies	$42,725,000	United Technologies	$66,986,011	United Technologies	17.3%	United Technologies	14.1%	Aaon Inc	28.4%
American Standard	$10,264,400	American Standard	$10,329,907	Aaon Inc	11.5%	Lennox International Inc	12.9%	United Technologies	7.1%
Lennox International Inc	$3,366,200	Lennox International Inc	$2,175,160	Lennox International Inc	9.8%	American Standard	7.9%	American Standard	5.8%
HVAC Segment	**$279,721**	Aaon Inc	$302,509	American Standard	9.5%	Aaon Inc	7.7%	**HVAC Segment**	**3.2%**
Aaon Inc	$185,195			**HVAC Segment**	**3.3%**	**HVAC Segment**	**7.3%**	Lennox International Inc	2.5%

Historical Growth (2-Year EBITDA - 2003 - 2005)		**Historical Growth** (1-Year EBITDA - 2004-2005)		**Projected Growth** (1-Year EBITDA)		**Projected EBITDA Margin** NFY EBITDA Margin		**Profitability** (EBIT to Revenue)	
United Technologies	20.3%	**HVAC Segment**	**59.1%**	Aaon Inc	32.6%	Aaon Inc	15.8%	United Technologies	12.8%
Lennox International Inc	19.5%	Aaon Inc	54.0%	**HVAC Segment**	**17.1%**	United Technologies	15.2%	Aaon Inc	9.6%
American Standard	14.2%	Lennox International Inc	37.2%	United Technologies	8.1%	American Standard	11.5%	American Standard	9.2%
Aaon Inc	11.1%	American Standard	13.8%	American Standard	3.3%	**HVAC Segment**	**8.4%**	Lennox International Inc	7.6%
HVAC Segment	**5.9%**	United Technologies	8.8%	Lennox International Inc	-3.5%	Lennox International Inc	8.2%	**HVAC Segment**	**5.7%**

Profitability (EBITDA to Revenue)		**Relative Depreciation** (Depreciation to EBITDA)		**Internal Investment** (Capital Expenditures to Revenue)		**Liquidity** (Current Ratio)		**Leverage** (Debt to EV)	
United Technologies	15.1%	**HVAC Segment**	**22.6%**	Aaon Inc	9.2%	Aaon Inc	1.8	American Standard	16.4%
Aaon Inc	14.2%	American Standard	22.1%	American Standard	2.9%	Lennox International Inc	1.6	United Technologies	12.3%
American Standard	11.8%	Aaon Inc	21.8%	United Technologies	2.2%	American Standard	1.4	Lennox International Inc	5.5%
Lennox International Inc	8.7%	United Technologies	15.3%	Lennox International Inc	1.9%	United Technologies	1.1	Aaon Inc	0.1%
HVAC Segment	**7.4%**	Lennox International Inc	12.9%	**HVAC Segment**	**1.5%**				



Valuation Analysis - HVAC Segment

TRANSACTIONS MULTIPLES APPROACH

Transaction Multiples Approach

(figures in thousands)

	Representative Level	Selected Multiple Range			Indicated Enterprise Value Range		
2005							
EBITDA	$20,659	7.5 x	--	8.0 x	$154,940	--	$165,269
Selected Enterprise Value Range					$154,900	--	$165,300



Valuation Analysis - HVAC Segment

TRANSACTIONS MULTIPLES APPROACH (CONTINUED)

Summary of Comparable Transactions

(figures in millions)

Announced	Effective	Target	Target Industry Segment	Acquiror	EV	LTM Enterprise Value Multiples Revenue	EBITDA	EBIT	EBITDA Margin	Control Premium
HVAC Transactions										
8/1/05	8/31/05	Airxcel Inc.	Manufactures HVAC equipment	Bruckmann, Rosser, Sherrill and Co.	$234.4	1.24 x	11.0 x	12.8 x	11.3%	NA
8/24/05	12/9/05	York International Corp. [1]	Air condition and refrigeration products	Johnson Controls, Inc.	$3,054.1	0.65 x	10.1 x	19.6 x	6.5%	38.3%
10/25/05	10/25/05	Melcor Corporation (Fedders)	Manufactures air treatment products	The Laird Group, PLC	$17.4	1.29 x	NA	NA	NA	NA
11/19/04	12/23/04	Goodman Global Holdings	Air conditioning and heating equipment	Apollo Management	$1,447.7	1.10 x	8.9 x	10.0 x	12.4%	NA
7/15/04	10/31/04	Nortek Holdings, Inc	Manufactures HVAC equipment	Thomas Lee / Management	1,750.0	1.08 x	8.6 x	10.4 x	12.6%	NA
1/28/04	3/15/04	Baxi Group Ltd.	Manufactures heating products	BC Partners Ltd.	1,258.8	1.01 x	NA	NA	NA	NA
4/7/03	6/16/03	Buderus AG	Manufactures heating equipment	Robert Bosch	2,373.3	1.28 x	11.5 x	15.7 x	11.1%	31.1%
4/13/02	1/9/03	Nortek, Inc.	Manufactures HVAC equipment	Kelso & Co.	1,404.1	0.76 x	6.5 x	8.9 x	11.7%	11.5%
Low					$17.4	0.65 x	6.5 x	8.9 x	6.5%	11.5%
High					$3,054.1	1.29 x	11.5 x	19.6 x	12.6%	38.3%
Median					$1,425.9	1.09 x	9.5 x	11.6 x	11.5%	31.1%
Mean					$1,442.5	1.05 x	9.4 x	12.9 x	10.9%	27.0%

(1) Multiples based on 2005 consensus estimates.



Valuation Analysis - HVAC Segment

DISCOUNTED CASH FLOW – HVAC SEGMENT

Discounted Cash Flow – HVAC Segment

(figures in thousands)

	2006 (1)	**2007**	**2008**	**2009**
Projected Fiscal Year Ending December 31,				
EBIT	$14,557	$21,224	$19,900	$20,164
Less: Taxes	5,823	8,490	7,960	8,066
Debt-Free Earnings	**$8,734**	**$12,734**	**$11,940**	**$12,099**
Less: Capital Expenditures [2]	(6,107)	(4,274)	(4,251)	(4,226)
Less: Working Capital Requirements [3]	(1,554)	(1,332)	(1,346)	(1,360)
Add: Depreciation and Amortization [4]	3,586	4,595	4,643	4,692
Total Net Investment	**($4,075)**	**($1,011)**	**($954)**	**($895)**
Net Debt-Free Cash Flows:	**$4,659**	**$11,724**	**$10,986**	**$11,204**
Discount Period	0.38	1.25	2.25	3.25
Discount Factor @ 11.0%	0.96	0.88	0.79	0.71
Present Value of Net Debt-Free Cash Flows:	**$4,480**	**$10,290**	**$8,687**	**$7,981**

DCF Assumptions	
Discount Rate	11.0%
Tax Rate	40.0%

Terminal Value Assumptions	
Terminal EBITDA (2009)	$24,857
Terminal Multiple	6.5x
Terminal Value	**$161,568**
Discount Period	3.75
Discount Factor @ 11.0%	0.68
PV of Terminal Value	**$109,243**

Sensitivity Analysis: Enterprise Value

Discount Rate	Terminal Multiple				
	5.5x	**6.0x**	**6.5x**	**7.0x**	**7.5x**
10.0%	$127,614	$136,307	$145,001	$153,694	$162,388
10.5%	$125,725	$134,272	$142,818	$151,365	$159,912
11.0%	$123,874	$132,277	$140,681	$149,084	$157,487
11.5%	$122,061	$130,324	$138,587	$146,849	$155,112
12.0%	$120,284	$128,410	$136,535	$144,660	$152,786

Distribution of Value	
Period Cash Flow	22.3%
Terminal Cash Flow	77.7%
Total	100.0%

Implied Analyses	
LTM EBITDA Multiple	6.8x
NFY EBITDA Multiple	5.8x
Implied Gordon Growth Rate	3.8%

Range of Selected Enterprise Values	**$130,300**	--	**$151,400**

Footnote:
(1) Represents 9-month stub period.
(2) Overall Mestek Capex projections for years 2006 to 2009 were provided by Management. Allocation to HVAC and Formtek in years 2007 to 2009 was based on % of sales.
(3) Projected Change in working capital figures were not provided by Management for the years 2008 and 2009. Amounts were assumed to remain the same % of revenue as in 2007 (-0.5%).
(4) Projected D&A figures were not provided by Management for the years 2008 and 2009. Amounts were assumed to remain the same % of revenue as in 2007 (1.6%).



Valuation Analysis - HVAC Segment

WEIGHTED AVERAGE COST OF CAPITAL

Weighted Average Cost of Capital – HVAC and Formtek Segments

(figures in thousands)

	Debt	Preferred Stock	Market Value of Equity	Total Capitalization	Debt to Equity	Debt to Total Capitalization	Preferred to Total Capitalization	Equity to Total Capitalization
Aaon Inc	$167	$0	$306,222	$306,389	0.1%	0.1%	0.0%	99.9%
Lennox International Inc	$119,300	$0	$2,542,200	$2,661,500	4.7%	4.5%	0.0%	95.5%
American Standard	$1,696,200	$0	$9,148,634	$10,844,834	18.5%	15.6%	0.0%	84.4%
United Technologies	$8,240,000	$0	$66,707,055	$74,947,055	12.4%	11.0%	0.0%	89.0%
Hardinge Inc	$62,594	$0	$160,452	$223,046	39.0%	28.1%	0.0%	71.9%
Kennametal Inc	$410,045	$0	$2,385,597	$2,795,642	17.2%	14.7%	0.0%	85.3%
Feintool Int'l Holding AG	$120,622	$0	$116,851	$237,473	103.2%	50.8%	0.0%	49.2%
Voest Alpine AG	$1,916,141	$0	$4,472,012	$6,388,153	42.8%	30.0%	0.0%	70.0%
Median	$265,334	$0	$2,463,898	$2,728,571	17.9%	15.2%	0.0%	84.8%
Mean	$1,570,634	$0	$10,729,878	$12,300,512	29.7%	19.3%	0.0%	80.7%
Mestek	$33,489	$0	$127,576	$161,066	26.3%	20.8%	0.0%	79.2%

	Levered Beta	Unlevered Beta	Decile Based Beta	Adjusted Unlevered Beta	Equity Risk Premium (1)	Size Risk Premium (1)	Cost of Equity	Cost of Debt	Cost of Preferred	WACC
Aaon Inc	0.89	0.89	1.34	0.89	6.3%	2.90%	13.4%	3.7%	0.0%	13.4%
Lennox International Inc	0.85	0.83	1.13	0.98	6.3%	1.11%	11.4%	6.6%	0.0%	11.0%
American Standard	1.57	1.41	1.04	1.82	6.3%	0.50%	15.3%	7.6%	0.0%	13.6%
United Technologies	0.85	0.79	0.91	1.17	6.3%	-0.34%	9.9%	3.3%	0.0%	9.0%
Hardinge Inc	0.74	0.60	1.41	0.57	6.3%	6.34%	15.9%	4.5%	0.0%	12.2%
Kennametal Inc	0.87	0.79	1.13	0.94	6.3%	1.11%	11.5%	6.5%	0.0%	10.4%
Feintool Int'l Holding AG	1.12	0.69	1.41	0.66	6.3%	6.34%	18.3%	8.7%	0.0%	11.7%
Voest Alpine AG	1.03	0.82	1.10	1.00	6.3%	0.67%	12.1%	8.7%	0.0%	10.0%
Median	0.88	0.81	1.13	0.96			12.7%	6.6%	0.0%	11.4%
Mean	0.99	0.85	1.18	1.00			13.5%	6.2%	0.0%	11.4%
Mestek	0.28	0.24	1.41	0.23	6.3%	6.34%	13.0%	5.6%	0.0%	11.0%

Footnotes:

Weighted Average Cost of Capital (WACC) = (Cost of Debt * (1-Tax Rate) * Debt to Enterprise Value) + (Cost of Equity * Equity to Enterprise Value)
  + (Cost of Preferred * Preferred to Enterprise Value).

Cost of Equity = Risk Free Rate + (Levered Beta * Equity Risk Premium) + Size Risk Premium.

Risk-free rate as of 3/31/06.

(1) Ibbotson Associates, Stocks Bonds Bills and Inflation 2005 Yearbook, pp. 138, 140, and 175.



Valuation Analysis - HVAC Segment

WEIGHTED AVERAGE COST OF CAPITAL (CONTINUED)

Weighted Average Cost of Capital – HVAC and Formtek Segments

Market Assumptions	
20-Year Treasury Bond Yield	4.9%
Equity Risk Premium (1)	6.30%
Size Risk Premium (1)	2.90%
Company Specific Risk Premium	0.00%
Tax Rate	40.0%

Beta Assumptions	
Company Specific Decile Beta	1.34
Selected Adjusted Unlevered Beta	0.96
Levered Beta	1.06

Capital Structure Assumptions	
Preferred to Enterprise Value	0.0%
Debt to Enterprise Value	15.2%
Equity to Enterprise Value	84.8%
Cost of Debt	6.0%
Cost of Preferred	0.0%
Cost of Equity	14.5%

Concluded Weighted Average Cost of Capital   12.8%

Footnotes:

Weighted Average Cost of Capital (WACC) = (Cost of Debt * (1-Tax Rate) * Debt to Enterprise Value) + (Cost of Equity * Equity to Enterprise Value)
  + (Cost of Preferred * Preferred to Enterprise Value).
Cost of Equity = Risk Free Rate + (Levered Beta * Equity Risk Premium) + Size Risk Premium + Company Specific Risk Premium.
Company Specific Risk Premium is used to adjust for issues such as key man risk, supplier or key customer risk, etc.
Risk-free rate as of 3/31/06.
(1) Ibbotson Associates, Stocks Bonds Bills and Inflation 2005 Yearbook, pp. 138, 140, and 175.

Valuation Overview



Valuation Analysis - Formtek Segment

VALUATION SUMMARY – FORMTEK SEGMENT

Enterprise Value Summary – Formtek Segment

(figures in thousands, except per share values)

Enterprise Value Indication from Operations

	Low		High
Market Approach			
Market Multiple Methodology	$28,600	--	$31,300
Income Approach			
Discounted Cash Flow Methodology	$25,700	--	$31,700
Results Summary			
Enterprise Value from Operations	$27,150	--	$31,500
Implied HLHZ Valuation Multiples (EV/EBITDA)			
LTM	*NMF*	--	*NMF*
NFY	6.0 x	--	7.0 x
NFY + 1	4.2 x	--	4.9 x


Valuation Analysis - Formtek Segment

REPRESENTATIVE LEVELS – FORMTEK SEGMENT

Representative Levels - Formtek

(figures in thousands)

				Fiscal Year Ended December 31,				
	2002	**2003**	**2004**	**2005**	**2006E**	**2007E**	**2008E** [2]	**2009E** [2]
Reported Revenue	$65,855	$66,905	$96,033	$97,129	$97,781	$112,938	$116,200	$119,800
Revenue Growth %		*1.6%*	*43.5%*	*1.1%*	*0.7%*	*15.5%*	*2.9%*	*3.1%*
Operating Profit Before Bonus Allocation	(20,538)	(73,925)	9,556	(5,410)	3,051	5,850	7,200	7,850
Margin %	*-31.2%*	*-110.5%*	*10.0%*	*-5.6%*	*3.1%*	*5.2%*	*6.2%*	*6.6%*
Growth		*NMF*	*NMF*	*NMF*	*NMF*	*91.7%*	*23.1%*	*9.0%*
Add: Depreciation and Amortization	1,880	1,670	1,940	1,609	1,757	1,483	1,526	1,573
EBITDA	(18,658)	(72,255)	11,496	(3,801)	4,808	7,333	8,726	9,423
Less: Bonus Allocation						804	1,105	1,280	1,379
Add: Adjustments (1)	$18,046	$69,603	($8,710)	$3,085	$500	$250	$0	$0
Adjusted EBITDA	($612)	($2,652)	$2,786	($716)	$4,504	$6,478	$7,446	$8,045
EBITDA Margin %	*-0.9%*	*-4.0%*	*2.9%*	*-0.7%*	*4.6%*	*5.7%*	*6.4%*	*6.7%*
EBITDA Growth		*NMF*	*NMF*	*NMF*	*NMF*	*43.8%*	*14.9%*	*8.0%*
Less: Depreciation and Amortization	$1,880	$1,670	$1,940	$1,609	$1,757	$1,483	$1,526	$1,573
Adjusted EBIT	($2,492)	($4,322)	$846	($2,325)	$2,747	$4,995	$5,920	$6,471
EBIT Margin %	*-3.8%*	*-6.5%*	*0.9%*	*-2.4%*	*2.8%*	*4.4%*	*5.1%*	*5.4%*
EBIT Growth		*NMF*	*NMF*	*NMF*	*NMF*	*81.8%*	*18.5%*	*9.3%*

Footnotes:
(1) EBIT and EBITDA are adjusted for the following:

Environmental Litigation Income	$18,046	$53,665	($17,738)					
Bankruptcy Fees	$0	$5,963	$9,028					
Plant Shutdown Expenses				3,169	500	250		
Professional Fees Relating to Spin-Off and Going Private Transactions								
Impairment Charges	$0	$9,975						
Reallocation of Overhead Previously Allocated to Omega				(84)				
Total Adjustments	$18,046	$69,603	($8,710)	$3,085	$500	$250	$0	$0

(2) Projections for D&A and Bonus Allocation for 2008 and 2009 were not provided by Management. D&A was assumed to be the same % of revenue as in 2007 (1.3%).

Total Mestek bonus allocated was assumed to be the same % of total revenue as in 2007 (1.4%). Bonus was allocated between HVAC and Formtek proportional to its respective EBIT contribution.



Valuation Analysis - Formtek Segment

MARKET MULTIPLE APPROACH – FORMTEK SEGMENT

Market Multiple Approach – Formtek Segment

(figures in thousands)

	Representative Level	Selected Multiple Range			Indicated Enterprise Value Range		
2005							
EBITDA	($716)	NMF	--	NMF	NMF	--	NMF
NFY							
EBITDA	$4,504	5.5 x	--	6.0 x	$24,772	--	$27,024
NFY + 1							
EBITDA	$6,478	5.0 x	--	5.5 x	$32,390	--	$35,629
Median					$28,581	--	$31,327
Mean					$28,581	--	$31,327
Selected Enterprise Value Range					**$28,600**	--	**$31,300**

Valuation Analysis - Formtek Segment

VALUATION MULTIPLES – FORMTEK SEGMENT

EV / EBITDA				

(figures in thousands)

	EV	**EV / EBITDA**			
		FYE	**LTM**	**NFY**	**NFY + 1**
Hardinge Inc	$203,988	8.5x	8.5x	*NA*	*NA*
Kennametal Inc	2,857,123	9.8x	9.1x	9.0x	7.9x
Feintool Intl. Holdings	260,951	7.3x	7.3x	8.7x	8.3x
Voest Alpine	6,954,435	6.1x	5.0x	5.3x	5.3x
Low		6.1x	5.0x	5.3x	5.3x
High		9.8x	9.1x	9.0x	8.3x
Median		7.9x	7.9x	8.7x	7.9x
Mean		7.9x	7.5x	7.7x	7.1x
Implied Multiples - Formtek Segment (1)		*NMF*	*NMF*	6.6x	4.6x

[1] *Based on HLHZ concluded enterprise value using Market Multiple Methodology.*

Valuation Analysis - Formtek Segment

VALUATION MULTIPLES - FORMTEK SEGMENT (CONTINUED)

EV / Revenue

(figures in thousands)

	EV	EV / Revenue			
		FYE	LTM	NFY	NFY + 1
Hardinge Inc	$203,988	0.70x	0.70x	*NA*	*NA*
Kennametal Inc	2,857,123	1.24x	1.21x	1.18x	1.12x
Feintool Intl. Holdings	260,951	0.70x	0.70x	0.87x	0.84x
Voest Alpine	6,954,435	1.24x	0.91x	0.88x	0.86x
Low		0.70x	0.70x	0.87x	0.84x
High		1.24x	1.21x	1.18x	1.12x
Median		0.97x	0.81x	0.88x	0.86x
Mean		0.97x	0.88x	0.98x	0.94x
Implied Multiples - Formtek Segment (1)		0.31x	0.31x	0.31x	0.27x

---

[1] *Based on HLHZ concluded enterprise value using Market Multiple Methodology.*



Valuation Analysis - Formtek Segment

RISK RANKINGS – FORMTEK SEGMENT

Risk Rankings – Formtek Segment

Size (Revenue, thousands)		**Size** (Enterprise Value, thousands)		**Historical Growth** (1-Year Revenue)		**Projected Growth** (1-Year Revenue)	
Voest Alpine AG	$7,644,963	Voest Alpine AG	$6,954,435	Hardinge Inc	25.2%	Voest Alpine AG	40.9%
Kennametal Inc	$2,370,989	Kennametal Inc	$2,857,123	Kennametal Inc	16.9%	Kennametal Inc	4.9%
Feintool Int'l Holding AG	$372,784	Feintool Int'l Holding AG	$260,951	Feintool Int'l Holding AG	7.7%	**Mestek - Formtek Segment**	**0.7%**
Hardinge Inc	$289,925	Hardinge Inc	$203,988	Voest Alpine AG	5.1%	Feintool Int'l Holding AG	-19.8%
Mestek - Formtek Segment	**$97,129**			**Mestek - Formtek Segment**	**1.1%**	Hardinge Inc	*NA*

Historical Growth (1-Year EBITDA)		**Projected Growth** (1-Year EBITDA)		**Profitability** (EBIT to Revenue)		**Leverage** (Debt to EV)	
Kennametal Inc	41.9%	**Mestek - Formtek Segment**	*NMF*	Voest Alpine AG	11.8%	Hardinge Inc	32.9%
Feintool Int'l Holding AG	21.3%	Hardinge Inc	*NA*	Kennametal Inc	10.3%	Voest Alpine AG	28.0%
Hardinge Inc	11.2%	Voest Alpine AG	15.4%	Feintool Int'l Holding AG	5.6%	Feintool Int'l Holding AG	26.4%
Voest Alpine AG	*NMF*	Kennametal Inc	9.2%	Hardinge Inc	5.4%	Kennametal Inc	14.4%
Mestek - Formtek Segment	*NMF*	Feintool Int'l Holding AG	-15.9%	**Mestek - Formtek Segment**	*NA*		

Profitability (EBITDA to Revenue)		**Relative Depreciation** (Depreciation to EBITDA)		**Internal Investment** (Capital Expenditures to Revenue)		**Liquidity** (Current Ratio)	
Voest Alpine AG	18.2%	Feintool Int'l Holding AG	41.5%	Voest Alpine AG	7.8%	Hardinge Inc	2.6
Kennametal Inc	13.3%	Voest Alpine AG	35.0%	Feintool Int'l Holding AG	4.7%	Kennametal Inc	2.3
Feintool Int'l Holding AG	9.6%	Hardinge Inc	34.8%	Kennametal Inc	3.5%	Feintool Int'l Holding AG	1.8
Hardinge Inc	8.2%	Kennametal Inc	22.6%	Hardinge Inc	1.9%	Voest Alpine AG	1.5
Mestek - Formtek Segment	*NMF*	**Mestek - Formtek Segment**	*NMF*	**Mestek - Formtek Segment**	**1.3%**		



Valuation Analysis - Formtek Segment

DISCOUNTED CASH FLOW – FORMTEK SEGMENT

Discounted Cash Flow – Formtek Segment

(figures in thousands)

	Projected Fiscal Year Ending December 31,					DCF Assumptions	
	2006 (1)	**2007**	**2008**	**2009**		Discount Rate	13.0%
EBIT	$2,060	$4,995	$5,920	$6,471		Tax Rate	40.0%
Less: Taxes	824	1,998	2,368	2,589			
Debt-Free Earnings	**$1,236**	**$2,997**	**$3,552**	**$3,883**			
Less: Capital Expenditures [2]	(1,044)	(1,726)	(1,749)	(1,520)			
Less: Working Capital Requirements [3]	(1,870)	(1,657)	(1,743)	(1,774)		Terminal Value Assumptions	
Add: Depreciation and Amortization [4]	1,318	1,483	1,526	1,573		Terminal EBITDA (2009)	$8,045
Total Net Investment	**($1,596)**	**($1,900)**	**($1,966)**	**($1,720)**		Terminal Multiple	5.0 x
Net Debt-Free Cash Flows:	**($360)**	**$1,097**	**$1,586**	**$2,163**		**Terminal Value**	**$40,223**
Discount Period	0.38	1.25	2.25	3.25		Discount Period	3.75
Discount Factor @ 13.0%	0.96	0.86	0.76	0.67		Discount Factor @ 13.0%	0.63
Present Value of Net Debt-Free Cash Flows:	**($344)**	**$941**	**$1,205**	**$1,454**		**PV of Terminal Value**	**$25,435**

Sensitivity Analysis: Enterprise Value

		Terminal Multiple				
Discount Rate		**4.0 x**	**4.5 x**	**5.0 x**	**5.5 x**	**6.0 x**
	12.0%	$24,370	$27,000	$29,629	$32,259	$34,889
	12.5%	$23,983	$26,569	$29,155	$31,741	$34,328
	13.0%	$23,604	$26,147	$28,691	$31,234	$33,778
	13.5%	$23,233	$25,734	$28,236	$30,738	$33,239
	14.0%	$22,869	$25,330	$27,790	$30,251	$32,712

Distribution of Value	
Period Cash Flow	11.3%
Terminal Cash Flow	88.7%
Total	100.0%

Implied Analyses	
LTM EBITDA Multiple	NMF
NFY EBITDA Multiple	6.4x
Implied Gordon Growth Rate	7.2%

Range of Selected Enterprise Values	**$25,700**	**--**	**$31,700**

Footnote:

(1) Represents 9-month stub period.

(2) Overall Mestek Capex projections for years 2006 to 2009 were provided by Management. Allocation to HVAC and Formtek in years 2007 to 2009 was based on % of sales.

(3) Projected Change in working capital figures were not provided by Management for the years 2008 and 2009. Amounts were assumed to remain the same % of revenue as in 2007 (-1.5%).

(4) Projected D&A figures were not provided by Management for the years 2008 and 2009. Amounts were assumed to remain the same % of revenue as in 2007 (1.3%).

Valuation Overview





Reverse Split Considerations

RECENT GOING PRIVATE TRANSACTIONS

GOING PRIVATE TRANSACTIONS VIA REVERSE STOCK SPLIT

Ticker	Company	Date Announced	Value of Transaction	Offer Price Per Share	Reverse Split	Premium 1 Day	1 Week	1 Month
TTMX	Touchtunes Music Corp.	12/2/05	$0.4	$0.5	1-2,000	2.0%	10.1%	16.8%
NWCM	News Communications	11/16/05	0.1	1.1	1-100	42.9%	46.7%	47.3%
MTYG	Marlton Technologies	9/22/05	1.6	1.3	1-5,000	4.2%	(8.6%)	(2.0%)
AZRI	Azur International	7/20/05	44.5	0.9	1-1,370	17.3%	5.4%	(7.8%)
FMWC	First Manitowoc Bancorp	2/28/05	135.3	19.5	1-1000	25.8%	25.8%	25.5%
MAXE	Max & Ermas Restaurant Inc.	1/19/05	0.8	16.0	1-200	20.8%	20.0%	21.5%
TREK	Trek Resources	1/13/05	0.1	2.5	1-100	31.6%	18.9%	23.2%
BMRB	Benchmark Bankshares Inc	12/27/04	11.8	19.0	1-2,000	8.6%	11.5%	12.2%
KSAV	KS Bancorp Inc.	12/22/04	1.4	24.0	1-200	17.5%	17.2%	15.9%
MAIY	MAI Systems Corp	12/9/04	0.0	0.2	1-150	6.3%	1.2%	4.5%
CFBK	Central Federal Corp	11/26/04	1.4	14.5	1-500	29.5%	29.2%	27.8%
SSUG	Sterling Sugars Inc	11/23/04	0.9	9.0	1-2,000	23.7%	26.4%	25.0%
FFED	Fidelity Federal Bancorp	2/1/05	2.0	1.9	1-30,000	0.1%	1.0%	0.1%
BSTW	Bestway Inc	11/5/04	0.1	13.0	1-100	8.8%	7.4%	16.5%
BKHB	Blackhawk Bancorp	10/22/04	1.0	15.3	1-1000	27.9%	27.8%	26.2%
SPTM	Spectrum Laboratories Inc /Ca	10/13/04	0.3	2.6	1-25,000	0.4%	0.4%	0.4%
WEFC	Wells Financial Corp	9/28/04	0.2	31.5	1-100	9.6%	11.7%	14.8%
FBGC	First Banking Center	8/20/04	21.7	60.0	1-2,000	17.6%	18.0%	20.5%
AVOA	Avoca Inc	8/16/04	18.8	28.0	1-100	30.2%	27.4%	26.9%
CROE	Crown Energy Corp	7/14/04	0.0	0.0	1-1000	0.0%	13.6%	9.9%
ASAA	Asa International Ltd	4/16/04	8.2	4.3	1-600	12.3%	18.9%	17.5%
AMBF	Ambassador Food Services Co	3/8/04	0.0	0.4	1-30	25.0%	0.6%	(3.0%)
MPSI	MPSI Systems Inc	3/3/04	0.9	0.3	1-100	20.0%	(5.7%)	(3.7%)
WXMN	Waxman Industries Inc	1/29/04	8.1	7.6	1-100	26.1%	28.9%	31.3%
SFGD	Safeguard Health Enterprises I	1/9/04	13.0	2.3	1-1,500	15.4%	17.1%	18.5%

Low						0.0%	(8.6%)	(7.8%)
High						42.9%	46.7%	47.3%
Median						17.5%	17.1%	16.8%
Mean						16.9%	14.8%	15.4%

Appendix



Appendix

Shareholder Ownership

Comparable Company Descriptions - HVAC

Comparable Company Descriptions - Formtek





Shareholder Ownership

SHAREHOLDER OWNERSHIP

IMPACT ON SHAREHOLDER OWNERSHIP

❖ Based on publicly available information, the following is a list of the expected record holders of Common Stock after the Reverse Split.

	Holder Name	Current # of Shares	% of O/S	# of New Shares	% of O/S	Fractional Shares @ 2000:1
1	REED JOHN E	5,037,198	57.7%	2,518	60.9%	1,198
2	REED STEWART B	869,554	10.0%	434	10.5%	1,554
3	Schwerin Boyle Capital Management, Inc.	565,422	6.5%	282	6.8%	1,422
4	Columbia Management Advisors, Inc.	370,507	4.2%	185	4.5%	507
5	Third Avenue Management LLC	360,100	4.1%	180	4.4%	100
6	Dimensional Fund Advisors, Inc.	242,670	2.8%	121	2.9%	670
7	Barclays Global Investors, N.A.	67,789	0.8%	33	0.8%	1,789
8	AXA Investment Management LLC	46,760	0.5%	23	0.6%	760
9	SHEA STEPHEN M	44,000	0.5%	22	0.5%	0
10	DEWEY R BRUCE	40,169	0.5%	20	0.5%	169
11	Paradigm Capital Management, Inc.	36,800	0.4%	18	0.4%	800
12	RAFFERTY WILLIAM S	34,160	0.4%	17	0.4%	160
13	Vanguard Group, Inc.	31,156	0.4%	15	0.4%	1,156
14	State Street Funds Management	27,789	0.3%	13	0.3%	1,789
15	Northern Trust Global Investments	22,054	0.3%	11	0.3%	54
16	Babson Capital Management LLC	21,300	0.2%	10	0.2%	1,300
17	Tamarack	21,300	0.2%	10	0.2%	1,300
18	California Public Employees Retirement System	20,000	0.2%	10	0.2%	0
19	TIAA-CREF Investment Management LLC	19,775	0.2%	9	0.2%	1,775
20	Mellon Bank Asset Mgmt. (Mellon Capital Mgmt.)	18,369	0.2%	9	0.2%	369
21	iShares	17,086	0.2%	8	0.2%	1,086
22	iShares Value	14,118	0.2%	7	0.2%	118
23	HUNTER DAVID W	13,330	0.2%	6	0.1%	1,330
24	KING GEORGE F	12,500	0.1%	6	0.1%	500
25	Laudis US Discovery	10,700	0.1%	5	0.1%	700
26	OppenheimerFunds, Inc.	9,600	0.1%	4	0.1%	1,600
27	HINDLE WINSTON R JR	9,000	0.1%	4	0.1%	1,000
28	Algert Coldiron Investors LLC	5,800	0.1%	2	0.0%	1,800
29	Northern Trust Global Advisors	5,700	0.1%	2	0.0%	1,700
30	BNY Investment Advisors	5,300	0.1%	2	0.0%	1,300
31	KELLY DAVID M	5,000	0.1%	2	0.0%	1,000
32	Spartan	3,426	0.0%	1	0.0%	1,426
33	State Teachers Retirement System of Ohio	3,200	0.0%	1	0.0%	1,200
34	COAD WILLIAM J	3,200	0.0%	1	0.0%	1,200
35	AIG Global Investment Group	2,155	0.0%	1	0.0%	155
36	UBS Securities LLC	2,074	0.0%	1	0.0%	74
37	Valic	2,045	0.0%	1	0.0%	45
38	Putnam Investment Management, Inc.	2,000	0.0%	1	0.0%	0
39	Unidentified Investors with >2000 Shares Per Holder	284,866	3.3%	142	3.4%	866
	Investors with < 2000 Shares Per Holder [1]	424,153	4.9%	0	0.0%	424,153
	TOTAL	8,732,125	100.0%	4,137	100.0%	458,125

Appendix





Comparable Company Descriptions - HVAC

AAON INC.

AAON, Inc. engineers, manufactures and markets commercial rooftop air-conditioning, heating and heat recovery equipment, chillers, air-conditioning coils and air handling and condensing units. Its products serve the commercial and industrial new construction and replacement markets. Virtually all of the company's sales have been to the domestic market, with foreign sales accounting for only 2% of sales in 2003.

The rooftop and condenser markets consist of units installed on commercial or industrial structures of generally less than 10 stories in height. Air handling units and coils are applicable to all sizes of commercial and industrial buildings. Coil sales are also made to air-conditioning unit manufacturers.

The company has five groups of rooftop products: its RM and RN Series offered in 21 cooling sizes ranging from two to 70 tons; its RL Series, which is offered in 15 cooling sizes ranging from 40 to 230 tons; its HA Series, which is a horizontal discharge package for either rooftop or ground installation, offered in nine sizes ranging from four to 50 tons; and its HA/HB Series, which is offered in 11 sizes ranging from two to 50 tons.



DAILY STOCK PRICE AND VOLUME



Comparable Company Descriptions - HVAC

LENNOX INTERNATIONAL INC.

Lennox International Inc. (Lennox) designs, makes and markets a broad range of products for the heating, ventilation, air conditioning and refrigeration markets. The company's products and services are sold through multiple distribution channels under brand names including Lennox, Armstrong Air, Ducane, Bohn, Larkin, Advanced Distributor Products, Service Experts, and others.

For the residential market, Lennox makes and markets a broad range of furnaces, air conditioners, heat pumps, packaged heating and cooling systems, replacement parts and related products for both the residential replacement and new construction markets in the United States and Canada.

Lennox also makes hearth products including prefabricated gas, wood burning and electric fireplaces; free standing pellet and gas stoves; and fireplace inserts, gas logs and accessories.



DAILY STOCK PRICE AND VOLUME



Comparable Company Descriptions - HVAC

AMERICAN STANDARD

American Standard Companies, Inc. manufactures air conditioning systems, fixtures and fittings for bathrooms and kitchens, and vehicle control systems. The company provides commercial and residential heating, ventilation, and air conditioning (HVAC) equipment, systems, and controls, as well as related services for commercial, institutional, and residential buildings. The HVAC products include chillers and air handlers, light and large commercial unitary equipment, heat pumps, residential condensing units and furnaces, and fan coils. It sells these products primarily through company-owned and independent agents and distributors principally in North America and Europe. Its bathrooms and kitchens products include sinks, toilets, faucets, tubs, showers, bathroom furniture, and accessories, which are sold through retail and wholesale sales channels for residential and commercial markets. These products are offered in Europe, the United States, Central America, and Asia.

The company also provides pneumatic braking control systems, and related electronic braking controls and conventional components for heavy and medium-sized trucks, trailers, and buses. It provides these products through original equipment manufacturers, an independent aftermarket distribution network, or directly for the worldwide commercial vehicle industry.



DAILY STOCK PRICE AND VOLUME


Comparable Company Descriptions - HVAC

UNITED TECHNOLOGIES

United Technologies Corp. provides high technology products and services to the building systems and aerospace industries worldwide.

The company conducts its business through six segments: Otis, Carrier, Chubb, Pratt & Whitney, Hamilton Sundstrand and Sikorsky. Otis designs, manufactures, sells and installs a range of passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways.

Carrier manufactures and distributes heating, ventilating and air-conditioning (HVAC) systems, refrigeration and food service equipment, and related controls for residential, commercial, industrial and transportation applications.

Chubb plc provides security and fire protection products and services globally. In the electronic security industry, Chubb provides system integration, installation and service of intruder alarms, access control systems and video surveillance systems. Pratt & Whitney supplies commercial, general aviation and military aircraft engines. Pratt & Whitney provides spare parts and aftermarket and fleet management services. Hamilton Sundstrand aerospace products and aftermarket services include power generation, management and distribution systems; flight, engine and environmental control systems; auxiliary power units and propeller systems; and industrial products, including air compressors, fluid handling equipment and gear drives. Sikorsky manufactures military and commercial helicopters and is the primary supplier of utility helicopters to the U.S. Army and Navy.



DAILY STOCK PRICE AND VOLUME

Appendix

Shareholder Ownership

Comparable Company Descriptions - HVAC

Comparable Company Descriptions - Formtek





Comparable Company Descriptions - Formtek

HARDINGE INC.

Hardinge Inc. manufactures high-precision computer controlled metal-cutting and grinding machines and related accessories. The company is geographically diversified with manufacturing facilities in the U.S., Switzerland, Taiwan, and China and with sales to most industrialized countries. Over 56% of its 2003 sales were to customers outside North America.

The company has been manufacturing industrial-use Super-Precision and general precision turning machine tools since 1890. Turning machines, or lathes, are power-driven machines used to remove material from a rough-formed part by moving multiple cutting tools against the surface of a part rotating at very high speeds in a spindle mechanism. The multidirectional movement of the cutting tools allows the part to be shaped to the desired dimensions. On parts produced by Hardinge machines, those dimensions are often measured in millionths of inches.

DAILY STOCK PRICE AND VOLUME




Comparable Company Descriptions - Formtek

KENNAMETAL INC.

Kennametal Inc. manufactures, markets and distributes a range of cutting tools, tooling systems, supplies and technical services, as well as wear-resistant parts. End users include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries.

The company operates four business units: Metalworking Solutions & Services Group (MSSG), Advanced Materials Solutions Group (AMSG), J&L Industrial Supply (J&L) and Full Service Supply (FSS).

In the MSSG segment, the company provides consumable metal cutting tools and tooling systems to manufacturing companies in a range of industries worldwide. Metal cutting operations include turning, boring, threading, grooving, milling and drilling.

In the AMSG segment, the principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction, engineered applications requiring wear and corrosion resistance, including circuit board drills, compacts and similar applications.

In the J&L segment, the company provides metalworking consumables and related products to small- and medium-sized manufacturers in the U.S. and the U.K.

The FSS segment provides metalworking consumables and related products.

DAILY STOCK PRICE AND VOLUME





Comparable Company Descriptions - Formtek

FEINTOOL INTERNATIONAL

Feintool International Holding AG operates as a technology and systems provider worldwide. It operates in four divisions: Fineblanking/Forming Technology, Automation, System Parts, and Plastic/Metal Components. The Fineblanking/Forming Technology division supplies presses, tools, and peripheral systems that are used in applications for sheet metal components. The Automation division offers engineering services; and a range of automation systems and components, and fastening systems. It provides these products to automotive, telecommunications, electrical/electronics, domestic appliance/leisure goods, and optical and medical equipment industries. The System Parts division produces precision system components and modules for system manufacturers for electronics, machine building, and automotive industry. The Plastic/Metal Components division manufactures and supplies precision metal and plastic components for automotive, electric tools, electrical apparatus, and instruments, and telecommunications markets.

DAILY STOCK PRICE AND VOLUME





Comparable Company Descriptions - Formtek

VOESTALPINE AG

VoestAlpine AG operates through the steel, railway systems, profilform, and motion divisions. The Steel division's products include COLOFER®, ALFORM®, LASER-ALFORM®, Electro-galvanized steel strip, and Hot-dip galvanized steel strip. Customers for its steel division include the companies operating in the automotive, steel and machine construction, building supply, household appliance, and oil and energy industries. The company through the railway systems division provides development and planning of railway tracks through rails, switches/turnout systems, and railway infrastructure. It also provides supply chain management and general contractor services to the railways. The company's profilform division engages in construction, building supply, and the commercial vehicle industry. This division's sales focus on customer-specific solutions, both by providing tailor-made cross-sections and customized pre-processing. The motion division engages in the manufacture of automotive body-in-white components, as well as in tool making.

DAILY STOCK PRICE AND VOLUME

